(Securities Code 7203)
June 15, 2016
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at the 112th Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the 112th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2016 (April 1, 2015 through March 31, 2016) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2016

Details pertaining to the above were reported.

Resolutions:

Proposed Resolution 1:	Election of 11 Members of the Board of Directors

Approved as proposed. The following 11 persons were elected and have assumed their positions as Members of the Board of Directors:

Takeshi Uchiyamada, Akio Toyoda, Nobuyori Kodaira, Mitsuhisa Kato, Takahiko Ijichi, Didier Leroy, Shigeki Terashi, Shigeru Hayakawa, Ikuo Uno, Haruhiko Kato, and Mark T. Hogan.

Messrs. Ikuo Uno, Haruhiko Kato, and Mark T. Hogan satisfy the requirements to be qualified as Outside Members of the Board of Directors as stipulated in Article 2, Item 15 of the Companies Act.

Proposed Resolution 2:	Election of 1 Substitute Audit & Supervisory Board Member

Approved as proposed. The following person was elected as a substitute Audit & Supervisory Board Member:

Ryuji Sakai.

Mr. Ryuji Sakai is a substitute Outside Audit & Supervisory Board Member for either Ms. Yoko Wake, Mr. Teisuke Kitayama, or Mr. Hiroshi Ozu who are currently Outside Audit & Supervisory Board Members.

Proposed Resolution 3:	Payment of Bonuses to Members of the Board of Directors

Approved as proposed. The Members of the Board of Directors in office as of the end of FY2016 will be paid a total amount of 1,105,580,000 yen as executive bonuses.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 6 persons were elected as Members of the Board of Directors with special titles and assumed their respective positions.

Chairman of the Board of Directors Takeshi Uchiyamada, President Akio Toyoda, Executive Vice Presidents Mitsuhisa Kato, Takahiko Ijichi, Didier Leroy, and Shigeki Terashi were elected and assumed their positions as Representative Directors.

The new Members of the Board of Directors, Audit & Supervisory Board Members, Senior Managing Officers, and Managing Officers are as follows:

Chairman of the Board of Directors	Takeshi Uchiyamada	Member of the Board of Directors	Haruhiko Kato

President	Akio Toyoda	Member of the Board of Directors	Mark T. Hogan

Executive Vice President	Mitsuhisa Kato	Full-time Audit & Supervisory Board Member	Masaki Nakatsugawa

Executive Vice President	Takahiko Ijichi	Full-time Audit & Supervisory Board Member	Masahiro Kato

Executive Vice President	Didier Leroy	Full-time Audit & Supervisory Board Member	Yoshiyuki Kagawa

Executive Vice President	Shigeki Terashi	Audit & Supervisory Board Member	Yoko Wake

Member of the Board of Directors	Nobuyori Kodaira	Audit & Supervisory Board Member	Teisuke Kitayama

Member of the Board of Directors	Shigeru Hayakawa	Audit & Supervisory Board Member	Hiroshi Ozu

Member of the Board of Directors	Ikuo Uno

Senior Managing Officers

Hirofumi Muta	Koei Saga	Soichiro Okudaira	Toshiyuki Mizushima
Shigeru Hayakawa*	Tokuo Fukuichi	Moritaka Yoshida	Osamu Nagata
Keiji Masui	Kiyotaka Ise	Mitsuru Kawai	Shigeki Tomoyama
Hiroji Onishi	James E. Lentz	Kazuhiro Miyauchi	Steve St. Angelo
(Note) The asterisk (*) indicates that the officer doubles as a Member of the Board of Directors of TMC.

Managing Officers

Johan van Zyl	Kazuhiro Sato	Takashi Yamamoto	Yoichi Miyazaki
Kazuhiro Kobayashi	Tatsuro Takami	Karl Schlicht	Tetsuo Ogawa
Kazuo Ohara	Kyoichi Tanada	Koki Konishi	Hiroaki Okuchi
Riki Inuzuka	Tatsuro Ueda	Masayoshi Shirayanagi	Christopher P. Reynolds
Shinji Kitada	Hiroyuki Fukui	Mark S. Templin	Shuichi Murakami
Masahisa Nagata	Hiroki Nakajima	Takeshi Isogaya	Hiroaki Nanahara
Hayato Shibakawa	Yasuhiko Sato	Jiro Kawamoto
Shinya Kotera	Yoshihiro Sawa	Hirohisa Kishi
Tetsuya Otake	Yoshio Shimo	Yuji Maki

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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